Exhibit 99.1

[Concerto Letterhead]

December 22, 2003

Via Facsimile and Overnight Courier

Rodney Bienvenu

Managing Partner

ISIS Capital Management, LLC

1465 Post Road East

Westport, CT 06880

Dear Mr. Bienvenu:

This letter acknowledges receipt of your facsimile letter dated December 18, 2003 (the “Letter”), which was sent shortly before 11:00 p.m. on that date, a copy of which is attached hereto as Exhibit A. I have been authorized to provide this response to your letter by the Board of Directors and the Special Committee of Concerto Software, Inc. (“Concerto”), the members of which have been provided with a copy of the Letter for their review and consideration. After such consideration and consultation with representatives of Melita International Inc. (“Melita”), the Board of Directors and the Special Committee have concluded that further pursuit of the proposal set forth in the Letter is not in the best interests of Concerto and its stockholders in these circumstances.

The proposed merger of Concerto with a subsidiary of Melita (the “Proposed Transaction”) was publicly announced over two months ago, on October 7, 2003, and the Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”) was publicly filed with the U.S. Securities and Exchange Commission on October 8, 2003, as an exhibit to a Form 8-K. Subsequent to this public announcement, we understand that ISIS Capital Management, LLC and the other persons and entities with which you and it are affiliated began acquiring shares of Concerto common stock. The Proposed Transaction is a fully-negotiated and fully-financed cash transaction at a price of $12.00 per share of Concerto common stock, representing a significant premium over the pre-transaction trading price of Concerto’s common stock. In addition, the applicable international and domestic merger control approvals have been obtained.

Concerto noted in its October 7 press release announcing the Proposed Transaction that “the Special Committee’s financial advisor, SG Cowen Securities Corporation will be available to receive unsolicited inquiries from any other parties interested in the possible acquisition of Concerto Software. If the Special Committee or Concerto Software’s Board of Directors determines that failing to take such actions would be inconsistent with its fiduciary duties to Concerto Software’s stockholders under applicable law, Concerto Software may provide information to and engage in discussions and negotiations with such other parties and take other appropriate actions in connection with any such indicated interest.” Notwithstanding the passage of over two months since the issuance of the October 7 press release and the public filing of the Merger Agreement to which it refers, no offers to acquire Concerto have been received.

Concerto has communicated the proposal set forth in the Letter to representatives of Melita. Melita has communicated to Concerto that Melita will not agree to amend the Merger Agreement in the manner described in the Letter, and for us to take the action described in the Letter without an amendment to the Merger Agreement would constitute a breach of the Merger Agreement.

The Board of Directors and the Special Committee of Concerto have considered the proposal set forth in the Letter and have concluded that it would not be in the best interests of Concerto or its stockholders to further pursue such proposal. Among other considerations considered were the facts that: (i) Melita has communicated that it will not agree to amend the Merger Agreement in the manner proposed; (ii) the proposal set forth in the Letter would place the Proposed Transaction at risk for a period of up to four months on the speculative basis that a superior proposal, which to date has not materialized, may nonetheless materialize in the future, notwithstanding an up to 50% increase in the break-up fee that a third party would be required to pay; and (iii) further extension of the term of the Merger Agreement is likely to be disruptive to Concerto’s business and the business activities of its customers and suppliers. Accordingly, the proposal set forth in the Letter is respectfully declined in these circumstances.

Sincerely,

/s/ James D. Foy

James D. Foy

President and Chief Executive Officer

cc:	Board of Directors of Concerto Software, Inc.

Special Committee of the Board of Directors of Concerto Software, Inc.

Concerto Software, Inc. (“Concerto”) has filed a preliminary proxy statement and other documents with the SEC regarding the proposed merger of an affiliate of Melita International Inc. (“Melita”) with and into Concerto (the “Proposed Transaction”), whereby Concerto would become a wholly-owned subsidiary of Melita. Concerto’s stockholders are encouraged to read the preliminary proxy statement, the definitive proxy statement, when it becomes available, and any other relevant documents relating to the Proposed Transaction because they contain important information regarding the Proposed Transaction. The definitive proxy statement should be read carefully before making a decision concerning the Proposed Transaction. A definitive proxy statement will be sent to Concerto’s stockholders seeking their approval of the Proposed Transaction. Investors and security holders may obtain a copy of the preliminary proxy statement, the definitive proxy statement, when it is available, and any other relevant documents filed by Concerto with the U.S. Securities and Exchange Commission (the “SEC”), for free at the SEC’s website at www.sec.gov, and at Concerto’s website, www.concerto.com. Copies of the proxy statement and other documents filed by Concerto with the SEC may also be obtained free of cost by directing your request to Paul R. Lucchese of Concerto, 6 Technology Park Drive, Westford, Massachusetts 01886, telephone number (978) 952-0200.

Concerto and its directors, executive officers, and certain of its employees may be deemed to be participants in the solicitation of proxies of Concerto’s stockholders in favor of the adoption and approval of the Proposed Transaction. These individuals may have an interest in the Proposed Transaction. A list of the names, affiliations, and interests of the participants in the solicitation will be contained in the proxy statement relating to the Proposed Transaction that will be filed with the SEC.

Exhibit A

[ISIS Logo]

Rodney Bienvenu Managing Partner ISIS Capital Management, LLC 1465 Post Road East Westport, CT 06880 Phone: 203.259.7387 Fax: 203.259.7854

Via Facsimile

December 18, 2003

Mr. James D. Foy

President and Chief Executive Officer

Concerto Software, Inc.

6 Technology Park Drive

Westford, MA 01886

Re:	Proposed Merger with Melita

Dear Mr. Foy:

As the representative of the ISIS Group (“ISIS”), I would like to take this opportunity to delineate steps we believe should be taken by management to maximize shareholder value for Concerto Software, Inc.

As stated in our 13D filing on December 15, 2003, ISIS believes the currently proposed acquisition of Concerto by Melita for consideration of $12 per share (the “Proposed Melita Transaction”) does not represent fair value for Concerto and therefore is not in the best interest of all shareholders. We strongly believe that an auction or other open sale process for the company would produce a price superior to the $12 per share currently offered by Melita.

We realize that the “no shop” provision in the agreement with Melita currently prohibits you and your team from actively pursuing other offers. We also realize that Melita would receive a break-up fee, in certain circumstances, should the Proposed Melita Transaction be terminated—for example, through the emergence of a superior bidder. We will endeavor to work toward this creation of value on our own, but believe that you are in the best position, and it is your duty, to run such a process to maximize value for all shareholders. Therefore, we make the following proposal.

Concerto should request Melita to extend the term of the Merger Agreement for an appropriate period, for example 120 days, and to waive the no-shop provision in order to permit Concerto to run a proper sale process. In consideration for Melita’s consent, Concerto would agree to an appropriate increase, for example 50%, in its break-up fee. Concerto would gain the obvious benefit of allowing its management team to take action to maximize shareholder value, which we believe their fiduciary duty requires. Melita would receive either (i) a higher break-up fee in the event their insufficient offer is exceeded or (ii) a smoother path to closing after shareholders are satisfied, through a proper sale process, that Melita’s is the highest and best offer.

We are confident this proposal is truly in the best interest of all shareholders and, therefore, respectfully request your cooperation. Concerto is not sold yet. Until a sale is complete, your fiduciary duty is to maximize value for all current shareholders.

Due to the time sensitive nature of the current situation, we would appreciate a written response no later than Monday, December 22, 2003 at 5:00 pm.

Sincerely,

/s/ Rodney Bienvenu

Rodney Bienvenu

Managing Partner